EXHIBIT 99.1

European Union Intellectual Property Office grants Powered by HEXO registered trademark status

OTTAWA, Jan. 21, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce that following a two-year process, its trademark Powered by HEXO has been registered with the European Union Intellectual Property Office.

“Receiving registered trademark status in the EU supports our ongoing Powered by HEXO strategy and enhances the global value of our brand,” said HEXO CEO and co-founder Sebastien St-Louis. “This includes supporting current joint-venture partners, if they choose to enter the European market, along with other potential non-beverage CPG partners with whom we are in ongoing discussions.”

Powered by HEXO brings best-in-class research and technology, regulatory expertise and superior ingredients together with product knowledge, deep consumer understanding and established global distribution networks. Scalable and consistent, Powered by HEXO is the recognized quality behind award-winning products.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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